Seward & Kissel LLP
                               901 K Street, N.W.
                                   Suite 800
                             Washington, D.C. 20001
                           Telephone: (202) 737-8833
                           Facsimile: (202) 737-5184
                                 www.sewkis.com


                                                          July 26, 2016

VIA EDGAR

Mr. Sonny Oh
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

      Re:     AB Bond Fund, Inc.
              Post-Effective Amendment No. 150
              File Nos. 2-48227 and 811-02383

Dear Mr. Oh:

      This letter responds to comments of the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") to the post-effective amendment to the registration statement filed on Form N-1A of AB High Yield Portfolio (the "Fund"), a series of AB Bond Fund, Inc., as provided orally to Anna C. Weigand and Lancelot A. King of this office on July 11, 2016. The Staff's comments and our responses are discussed below.

General
-------

Comment 1:  Please ensure that the facing sheet of the Fund's next post-effective amendment includes: (1) the approximate date of the proposed public offering and (2) the title of the securities being registered and appropriate related disclosure.

Response:   The facing sheet of the Fund's next post-effective amendment will include the approximate date of the proposed public offering and the title of the securities being registered and appropriate related disclosure.

Prospectus
----------

Summary Information
-------------------

Comment 2:  Fees and Expenses of the Fund- Fee Waiver and/or Expense
            Reimbursement: First, we note that Footnote (d) is incorrectly labeled as Footnote (c) in the footnotes. Second, please confirm who may terminate the fee waiver and/or expense reimbursement obligation prior to its expiration date and under what circumstances pursuant to Instruction 3(e) of Item 3 of Form N-1A.

Response:   The Prospectus will contain the correct reference to Footnote (d), and we note that the Prospectus as filed on Edgar in Post-Effective
            Amendment No. 150 also contained this reference to Footnote (d). The
            Fund confirms that only the Fund's Board can in its discretion terminate the fee waiver and/or expense reimbursement obligation prior to its expiration date.

Comment 3a: Principal Strategies: The 80% investment policy described in the principal strategies explains that the Fund may invest in "related derivatives" as part of its 80% policy. Explain how the Fund will value derivatives for purposes of the 80% investment policy.

Response:   The Fund would normally use the mark-to-market value of the derivatives for purposes of the 80% investment policy, although the notional amount of the derivatives may be used in certain circumstances where it would be more appropriate to do so.

Comment 3b: As described in the Letter to the ICI from Barry Miller dated July
            30, 2010 (the "ICI Letter"), derivatives risk disclosure needs to be tailored to the contemplated use of the derivatives by the Fund and specific as to the Fund's intent. Please ensure that the derivatives risk disclosure is consistent with the ICI Letter.

Response:   The Fund believes that the current disclosure is consistent with the
            ICI Letter.

Additional Information about the Fund's Risks and Investments
-------------------------------------------------------------

Comment 4a: Please revise the caption and the first paragraph of this section to clarify whether disclosure in this section discusses Principal and/or Non-Principal Strategies and Risks. In doing so, if Principal and Non-Principal Strategies and Risks are described, please delineate into two sections with Principal Strategies and/or Risks first.

            Also, given that the Prospectus relates solely to a high yield fund, please revise and tailor disclosures in this section appropriately. For example, if applicable, consider deleting disclosures on convertible securities, depositary receipts and securities of supranational entities, indexed commercial paper, inflation-indexed securities and investment in exchange-traded funds and other investment companies.

Response:   The Fund has revised the Prospectus disclosure to state that this section of the Prospectus provides additional information about the Fund's investment practices and related risks, including principal and non-principal strategies and risks. The Fund's principal strategies and risks are identified in the Summary Section of the Prospectus. General Instruction C.3(a) to Form N-1A states that
            "Information that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus." This instruction permits a Fund to include and expand on information discussed in response to Item 4 and does not require that such information be identified again, as a principal strategy or risk. The Fund believes that it has identified its principal strategies and risks in the
            Item 4 disclosure and need not repeat such identification in Item 9.

            Additionally, while certain of the disclosures provided in this section relate to investments more commonly made by other funds in the AB Bond Funds combined Prospectus (of which the filed Fund's prospectus will become a part), the Fund notes that the disclosures apply to all funds in such Prospectus, and consequently, the Prospectus has not been revised to delete the disclosures noted in the Comment.

Comment 4b: If the Fund invests in credit default swap agreements ("CDS"), or intends to write CDS, please confirm to the Staff that, in case of default, the Fund will cover the full notional value of the CDS it writes.

Response:   The Fund covers its positions in accordance with the Investment
            Company Act of 1940, the rules thereunder and SEC and Staff interpretative guidance.

Comment 4c: Regarding total return swaps, please acknowledge to the Staff that the Fund is aware of the provisions on asset coverage discussed in Investment Company Act Release 10666 (April 18, 1979) ("Release 10666"), are familiar with the Concept Release relating to these issues (Investment Company Act Release 29776 (August 31, 2011) ("Release 29776")) and are aware that the SEC may issue further guidance on such transactions that could affect the Fund's operations.

Response:   The Fund acknowledges that it is aware of the provisions on asset coverage discussed in Release 10666, is familiar with Release 29776 relating to these issues and is aware that further SEC guidance on total return swaps could affect the Fund's operations.

Comment 4d: We note that the Prospectus discloses that the Fund may invest in collateralized loan obligations ("CLOs"). Please confirm and disclose that the Fund will invest no more than 15% of its assets in CLOs.

Response:   This is to confirm that the Fund may invest in CLOs. The Fund does not have a percentage limitation on such investments nor is it aware of any requirement that it have such a limitation unless CLO investments are deemed to be "illiquid securities".

Comment 4e: The Prospectus disclosure states that the Fund may make short sales as a part of overall portfolio management or to offset a potential decline in the value of a security. Please confirm to the Staff that expenses associated with short sales (i.e., dividends paid on stocks sold short) will be included in the fee table if appropriate.

Response:   The Fund confirms that expenses associated with short sales will be included in the fee table to the extent applicable.

Comment 5a: Additional Risk and Other Considerations. Revise the introductory narrative to this section to clarify whether the disclosures refer to principal or non-principal risks. In particular, the reference to "special risk considerations" is unclear to the staff.

Response:   Please see the Fund's response to Comment 4a. The Prospectus has been revised to delete disclosure about "special" risk considerations in response to this comment.

Comment 5b: Additional Risk and Other Considerations. The subsections "Changes in Investment Objectives and Policies" and "Temporary Defensive Position" should be moved to where other Item 9 disclosure is provided in the Prospectus.

Response:   The Fund believes that the location of the disclosure is
            appropriate. In this regard, the Fund notes that Form N-1A does not require Item 9 disclosure to be included in one place in the Prospectus, and in any event the disclosure about the particular items noted in the comment is included as part of the section
            "Additional Information about the Fund's Risks and Investments" where other Item 9 disclosure is included. The Prospectus has not been revised in response to this comment.

Investing In the Fund
---------------------

Comment 6:  Please describe what constitutes "proper form" or provide a cross reference to a a section where the term is more fully defined.

Response:   The Fund believes that the term "proper form" reflects plain
            English, is commonly used and well understood in the fund industry and that no further disclosure is necessary. The Prospectus has not been revised in response to this comment.

SAI
---

Comment 7:  Fundamental and Non-Fundamental Investment Policies: Please provide additional disclosure relating to the Investment Company Act of 1940 and applicable laws that describes the limitations on the Fund's investments in greater detail.

Response:   The Fund believes the disclosure appropriately reflects the Fund's fundamental and non-fundamental investment policies as approved by the Fund's Board of Directors. The SAI has not been revised in response to this comment.

Comment 8:  Please confirm and update, as appropriate, the ages of the Fund's officers in the SAI.

Response:   The SAI has been revised in response to this Comment, as applicable.

Comment 9:  Please either reconcile (and delete disclosure, as applicable) the last two paragraphs under "Redemption" on page 134 of the SAI, which discuss redemption of shares for which share certificates have (or have not) been issued, with the second sentence of the second paragraph on page 112 of the SAI, which states that " ... the Fund will not issue share certificates representing shares of the Fund."

Response:   While the Fund does not issue share certificates, other Funds included in the AB Bond Funds SAI have historically issued share certificates. Therefore, the SAI has not been revised in response to this Comment.

Comment 10: Please confirm that the taxation section is accurate and current.

Response:   The taxation section is accurate and current as of the date hereof.

Comment 11: Please revise the Proxy Voting Policy Statement attached as Appendix
            A to provide more details on the actual policies used by the Adviser in accordance with the requirements of Item 17(f) of Form N-1A.

Response:   Item 17(f) of Form N-1A requires that a fund "describe the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities . . ." The item permits (but does not require) a fund to satisfy this requirement by including a copy of the policies (Instruction 1) to Item 17(f). The Fund believes the description provided in the SAI meets the requirements of Item 17(f) of Form N-1A.

Other
-----

Comment 12: Please provide Tandy representations and a response letter in the form of Edgar correspondence prior to the effective date of the filing.

Response:   The Tandy representations are provided herein.

                                     * * *

      The Fund acknowledges that (i) the Fund is responsible for the adequacy and accuracy of the disclosures in its filing; (ii) Staff comments or changes to disclosure in response to Staff comments in each filing reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and
(iii) the Fund may not assert Staff comments as a defense in any proceedings initiated by the SEC or any person under the federal securities laws of the United States.

      If you have any additional comments or questions, please contact Paul M. Miller or the undersigned at (202) 737-8833.

                                                    Sincerely,

                                                    /s/ Anna C. Weigand
                                                    -------------------
                                                        Anna C. Weigand

                                                    /s/ Lancelot A. King
                                                    --------------------
                                                        Lancelot A. King


cc:   Emilie D. Wrapp, Esq.
      Eric Freed, Esq.
      Paul M. Miller, Esq.